Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 22, the consolidated financial statements include a reconciliation of the Company’s financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 4, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2014	2013

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$187,167	$112,871
Desiganted Interest bearing deposits	--	10,000
Trade accounts receivable	99,166	80,316
Other receivables	5,759	10,943
Inventories	87,873	64,804
Other current assets	14,119	11,480
Total current assets	394,084	290,414

LONG-TERM INVESTMENTS	11,896	14,494

PROPERTY AND EQUIPMENT, NET	419,111	350,039

INTANGIBLE ASSETS, NET	42,037	32,393

GOODWILL	7,000	7,000

OTHER ASSETS, NET	10,018	11,547

TOTAL ASSETS	$884,146	$705,887

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$119,999	$36,441
Trade accounts payable	98,632	66,358
Deferred revenue and short-term customers' advances	5,478	3,166
Employee related liabilities, inc. Nishiwaki retirement allowance	59,597	25,957
Other current liabilities	16,619	7,994
Total current liabilities	300,325	139,916

LONG-TERM LOANS FROM BANKS	159,776	108,739

DEBENTURES	107,311	208,146

LONG-TERM CUSTOMERS' ADVANCES	6,272	7,187

EMPLOYEE RELATED LIABILITES	16,699	65,337

DEFERRED TAX LIABILITY	75,278	13,611

OTHER LONG-TERM LIABILITIES	22,924	21,703

Total liabilities	688,585	564,639

Ordinary shares	235,117	192,776
Ordinary shares of NIS 15 par value;
Authorized: 150,000 shares
as of December 31, 2014 and 2013, respectively;
Issued: 58,120 and 47,956 shares
as of December 31, 2014 and 2013, respectively;
Outstanding: 58,034 and 47,870 shares
as of December 31, 2014 and 2013, respectively.
Additional paid-in capital	1,137,946	1,084,011
Capital notes	60,704	92,549
Cumulative stock based compensation	50,017	45,380
Accumulated other comprehensive loss	(25,726)	(16,126)
Accumulated deficit	(1,244,007)	(1,248,270)
	214,051	150,320
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	204,979	141,248
Non controlling interest	(9,418)	--
TOTAL EQUITY	195,561	141,248

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$884,146	$705,887

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2014	2013	2012

REVENUES	$828,008	$505,009	$638,831

COST OF REVENUES	764,220	476,900	560,046

GROSS PROFIT	63,788	28,109	78,785

OPERATING COSTS AND EXPENSES

Research and development	51,841	33,064	31,093
Marketing, general and administrative	58,783	42,916	44,413
Nishiwaki Fab impairment	47,472	--	--
Nishiwaki Fab restructuring costs	8,028	--	--
Amortization related to a lease agreement early termination	--	7,464	--
Acquisitions related and reorganization costs	1,229	--	5,789

	167,353	83,444	81,295

OPERATING LOSS	(103,565)	(55,335)	(2,510)

INTEREST EXPENSES, NET	(33,409)	(32,971)	(31,808)

OTHER FINANCING EXPENSE, NET	(55,404)	(27,838)	(27,583)

GAIN FROM ACQUISITION	166,404	--	--

OTHER EXPENSE, NET	(140)	(904)	(1,042)

LOSS BEFORE INCOME TAX	(26,114)	(117,048)	(62,943)

INCOME TAX BENEFIT (EXPENSE)	24,742	9,388	(7,326)

PROFIT (LOSS)	(1,372)	(107,660)	(70,269)

Net loss attributable to non controlling interest	5,635	--	--

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$4,263	$(107,660)	$(70,269)

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$0.08	$(2.72)	$(3.17)

Weighted average number of ordinary
shares outstanding - in thousands	51,798	39,633	22,173

DILUTED EARNING PER ORDINARY SHARE

Earnings per share	$0.07

Weighted average number of ordinary
shares outstanding - in thousands	63,182

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2014	2013	2012

Net loss	$(1,372)	$(107,660)	$(70,269)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	(16,643)	(14,242)	(9,097)

Change in employees plan assets and benefit obligations, net of taxes
$1,774, $1,268 and $1,591 for the years ended December 31, 2014, 2013
and 2012, respectively	(3,860)	2,350	2,440

Unrealized gains (losses) on derivatives	--	(759)	1,090

Comprehensive loss	(21,875)	(120,311)	(75,836)

Comprehensive loss attributable to non-controlling interest	16,538	--	--

Comprehensive loss attributable to the Company	$(5,337)	$(120,311)	$(75,836)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated
	Ordinary	Ordinary	Additional			other	Foreign				Non
	Shares	Shares	paid-in	Capital	unearned	comprehensive	currency	Accumulated	Treasury	Comprehensive	controlling
	issued	Amount	capital	notes	compensation	loss	translatoin	deficit	stock	income (loss)	interest	Total

BALANCE AS OF JANUARY 1, 2012	21,306	$83,020	$820,443	$311,472	$37,089	$(1,637)	$3,729	$(1,070,341)	$(9,072)		$-	$174,703

Changes during the period:

Issuance of shares and warrants	200	796	4,319									5,115
Exercise of options	125	486	52									538
Beneficial conversion feature			109,768									109,768
Employee stock-based compensation					5,737							5,737
Capital notes	767	2,978	3,232	(6,210)								-
Other comprehensive income:
Profit (loss)								(70,269)		$(70,269)		(70,269)
Foreign currency translation adjustments							(9,097)			(9,097)		(9,097)
Change in employees plan assets and benefit obligations, net of taxes						2,440				2,440		2,440
Unrealized gains on derivatives						1,090				1,090		1,090
Comprehensive income										$(75,836)

BALANCE AS OF DECEMBER 31, 2012	22,398	$87,280	$937,814	$305,262	$42,826	$1,893	$(5,368)	$(1,140,610)	$(9,072)		$-	$220,025

Changes during the period:

Issuance of shares and warrants	8,148	33,986	4,889									38,875
Exercise of options	24	100	5									105
Capital notes	17,386	71,410	141,303	(212,713)								-
Employee stock-based compensation					2,735							2,735
Tax benefit relating to stock based compensation					(181)							(181)
Other comprehensive income:
Profit (loss)								(107,660)		$(107,660)		(107,660)
Foreign currency translation adjustments							(14,242)			(14,242)		(14,242)
Change in employees plan assets and benefit obligations, net of taxes						2,350				2,350		2,350
Unrealized losses on derivatives						(759)				(759)		(759)
Comprehensive income										$(120,311)

BALANCE AS OF DECEMBER 31, 2013	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrants	5,470	22,563	38,550									61,113
Exercise of options	763	3,274	44									3,318
Capital notes	3,931	16,504	15,341	(31,845)								-
Employee stock-based compensation					4,637							4,637
Other comprehensive income:
Profit (loss)								4,263		$4,263	(5,635)	(1,372)
Foreign currency translation adjustments							(5,740)			(5,740)	(10,903)	(16,643)
Change in employees plan assets and benefit obligations, net of taxes						(3,860)				(3,860)		(3,860)
Comprehensive income										$(5,337)

BALANCE AS OF DECEMBER 31, 2014	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2014
	58,034

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2014	2013	2012

CASH FLOWS - OPERATING ACTIVITIES

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$4,263	$(107,660)	$(70,269)
Net loss attributable to non controlling interest	(5,635)	--	--
Net profit (loss)	(1,372)	(107,660)	(70,269)
Adjustments to reconcile net loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	243,362	164,824	173,585
Effect of indexation, translation and fair value measurement on debt	(3,667)	4,091	13,544
Financing costs relating to Jazz notes exchange	9,817	--	--
Other expense, net	140	904	6,831
Gain from acquisition	(166,404)	--	--
Changes in assets and liabilities:
Trade accounts receivable	(24,021)	(5,194)	(6,857)
Other receivables and other current assets	49,934	(3,647)	(843)
Inventories	(1,758)	(780)	2,316
Trade accounts payable	11,107	25	(7,603)
Deferred revenue and customers' advances	1,915	1,202	(4,475)
Other current liabilities	25,744	(38)	(23,942)
Deferred tax liability, net	(23,977)	(11,453)	9,126
Other long-term liabilities	4,517	(6)	3,840
Net cash provided by operating activities excluding Nishiwaki fab closure employee related retirement cost	125,337	42,268	95,253
Nishiwaki fab closure employee related retirement cost	(27,572)	--	(20,074)
Net cash provided by operating activities	97,765	42,268	75,179

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net (a)	(50,209)	(77,044)	(103,830)
Investments in other assets, intangible assets and others	(76)	(409)	(4,498)
Acquisition of subsidiary consolidated for the first time (b)	57,582	--	--
Investment grants received	--	--	2,618
Interest bearing deposits, including designated deposits	10,000	--	(10,000)
Net cash provided by (used in) investing activities	17,297	(77,453)	(115,710)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity and notes	19,613	38,956	104,690
Proceeds from long-term loans	85,884	--	14,443
Short-term loan repayment to Panasonic	(85,884)	--	--
Short-term bank debt	--	--	3,800
Debt repayment	(51,411)	(6,540)	(55,854)
Net cash provided by (used in) financing activities	(31,798)	32,416	67,079

Effect of foreign exchange rate change	(8,968)	(7,758)	(4,299)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,296	(10,527)	22,249
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	112,871	123,398	101,149

CASH AND CASH EQUIVALENTS - END OF PERIOD	$187,167	$112,871	$123,398

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2014	2013	2012

NON-CASH ACTIVITIES

Investments in property and equipment	$27,495	$11,161	$8,737
Beneficial conversion feature	$--	$--	$109,768
Equity increase arising from exchange of straight to convertible debt	$9,609	$--	$--
Conversion of convertible debentures to share capital	34,822	$--	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$34,042	$33,298	$46,454
Cash paid (received) during the period for income taxes	$(1,563)	$190	$852

(a) Including proceeds related to sale and disposal of property and equipment in the amounts of $45,464 and $4,775 for the years ended
December 31, 2014 and 2013, respectively.

(b) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of April 1, 2014:

Working capital (excluding cash and cash equivalents)			$32,406
Fixed assets			245,278
Intangible assets			24,520
Short-term loan			(85,249)
Long-term liabilities			(93,602)
			123,353
Less :
Share capital			14,531
Paid-in capital			166,404
			180,935

Cash received from the acquisition of a subsidiary consolidated for the first time			$57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1          -      DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and: (i) its wholly-owned subsidiaries (1) Jazz Technologies, Inc., and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (2) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan; and (ii) since March 31, 2014, its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, in Hokuriku, Japan. Tower and its subsidiaries are collectively referred to as the “Company”. The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to Integrated Device Manufacturers (“IDM”) and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced image sensor technologies.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry services providers, which, in addition to providing leading edge CMOS process technologies, also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. In addition, several new dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. In addition, there are a number of smaller participants in the specialty process arena. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies; hence its main industry competitors are the smaller participants which focus in the specialty process arena.

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TPSCo’s balance sheet since March 31, 2014 and TPSCo’s results of operations from April 1, 2014.

C.	Cash and Cash - Equivalents

Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed mainly on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted average moving price per unit.

Cost is determined for work in process and finished goods on the basis of actual production costs.

F.	Property and Equipment

(1)
Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental, direct costs include costs associated with constructing, establishing and installing property and equipment, and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Maintenance and repairs are charged to expense as incurred.

Property and equipment are presented net of investment grants received, and less accumulated depreciation and amortization.

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure)	10-25 years
Machinery and equipment, software and hardware	3-7 years

 TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Property and Equipment (cont.)

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

G.	Intangible Assets

Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the times of acquisition of Jazz and TPSCo.

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TPSCo are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Note 16C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of debt securities with a conversion feature and other options are allocated to each of the securities issued based on their relative fair value.

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings, and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Convertible Debentures (cont.)

See Note 13C for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, as well as Note 13E for the measurement of the equity component in Jazz 2014 convertible notes, according to ASC 470-20.

J.	Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of debt that is not itself accounted at fair value is considered a discount on the debt and results in an adjustment to the yield of the debt.

K.	Revenue Recognition

The Company’s net revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from engineering and design support and other technical and support services. The majority of the Company’s sales are achieved through the effort of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers towards future engineering services and/or product purchases are deferred until services are rendered or products are shipped to the customer.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

M.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate how realizable our deferred tax assets are for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which are recorded as a liability. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (losses) per share is calculated, in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated if relevant, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares taking into effect all potential dilutive ordinary shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Comprehensive Income (Loss)

In accordance with ASC Topic 220, “Comprehensive Income”, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP and TPSCo, whose functional currency is Japanese Yen, have been translated into dollars. The assets and liabilities of both TJP and TPSCo have been translated using the exchange rates in effect on the balance sheet date. The statement of operations amounts for both TJP and TPSCo has been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employee share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the award.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

The Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10, “Property, Plant and Equipment”.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Impairment of Assets (cont.)

Impairment of Goodwill

Goodwill is subject to an impairment test at least on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed according to the following principles: An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

S.	Derivatives

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally in New Israel Shekels or “NIS”). Instruments settled with Tower’s shares that are denominated in a currency other than the Company’s functional currency are not eligible to be included in equity.

T.	Classification of liabilities and equity

Tower applies EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 “Contract in Entity’s Own Equity”. The amendment sets the criteria as to when an instrument that may be settled in the company’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

U.	Reclassification and presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2014 presentation.

All amounts of shares and other securities convertible into shares of the Company and per share data in these financial statements have been adjusted to reflect the effect of the reverse stock split completed in August 2012, see Note 17.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2          -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition, ASU 2014-09, “Revenue from Contracts with Customers”. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is required to adopt the amendments in the first quarter of 2017. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the impact of these amendments and the transition alternatives on its consolidated financial statements.

In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

NOTE 3          -      TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT

Pursuant to agreements signed between Panasonic Corporation (“Panasonic”) and Tower, Panasonic formed a fully-owned subsidiary named TPSCo in March 2014. Further to said agreements, (a) Panasonic transferred licenses use rights of its semiconductor wafer manufacturing process and transferred its capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (b) Tower acquired 51% of the shares of TPSCo in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7,411.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to $180,935. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, Tower recognized a gain on the acquisition in the amount of $166,404.

The Company believes that the gain realized from the acquisition mainly derived from the fact that Panasonic’s fabs were not fully utilized in recent years and were anticipated to remain so in the coming years, hence any volume manufacturing and revenue resulting from the transaction with Tower, due to Tower’s customer base, contacts, technologies and foundry management and operations expertise will benefit Panasonic and directly increase the value of the transferred assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3          -      TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT (cont.)

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of March 31, 2014
Current assets	$91,414
Machinery and equipment	245,278
Intangible assets	24,520
Total assets as of acquisition date	$361,212

Current liabilities	$1,426
Long-term Loan	85,249
Deferred tax liability	93,602
Total liabilities as of acquisition date	$180,277

Total net assets acquired	$180,935
The fair value non-controlling interests in TPSCo	7,120
Tower’s consideration	7,411
Gain on acquisition	$166,404

The fair value of the non-controlling interest in the table above was derived based on the purchase price paid by Tower to Panasonic in consideration for the acquisition of 51% of TPSCo's shares.

The fair values set forth above are based on a valuation of TPSCo’s assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with ASC 805-10 "Business Combinations".

TPSCo, Tower and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) a five-year production related and complimentary services agreement between Panasonic and TPSCo, under which Panasonic will acquire services from TPSCo; (iii) TPSCo will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products; (iv) Panasonic will provide TPSCo with various transition services and support; (v) TPSCo will lease the manufacturing buildings and related facilities infrastructure from Panasonic; and (iv) TPSCo will receive services from Tower including marketing, sales, general and administration services.

Pro forma financial information is not presented since the financial information of the acquire was prepared for internal use within its group and is not representative of the financial statements of the acquire had it been standalone entity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4          -      RESTRUCTURING OF JAPAN OPERATIONS

During 2014, the Company decided to restructure its business and activities in Japan. In connection with this restructuring, the Company ceased the operations of TJP’s fab as well as terminated vendor and other agreements, released for sale TJP fab assets and terminated TJP’s work force. In addition, the Company moved certain customers and a product from TJP to the Company’s other fabrication facilities in Japan, US and Israel. Consequently, the Company recorded impairment and restructuring costs of approximately $47,472 and $8,028 respectively for the year ended December 31, 2014.

As of December 31, 2014 the restructuring accruals include approximately $5,000 for facility closure and related costs.

NOTE 5          -      OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2014	2013
Government receivables	$3,848	$4,435
Others	1,911	6,508
	$5,759	$10,943

NOTE 6          -      INVENTORIES

Inventories consist of the following:

	As of December 31,
	2014	2013
Raw materials	$21,564	$19,647
Work in process	62,269	36,627
Finished goods	4,040	8,530
	$87,873	$64,804

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,486 and $2,445 as of December 31, 2014 and 2013, respectively.

NOTE 7          -      LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2014	2013
Severance pay funds (see Note 15)	$10,214	$12,522
Others	1,682	1,972
	$11,896	$14,494

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8          -      PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2014	2013
Original cost:
Buildings (including facility infrastructure)	$304,919	$306,674
Machinery and equipment	1,630,834	1,400,213
	1,935,753	1,706,887
Accumulated depreciation:
Buildings (including facility infrastructure)	(189,971)	(173,696)
Machinery and equipment	(1,326,671)	(1,183,152)
	(1,516,642)	(1,356,848)
	$419,111	$350,039

As of December 31, 2014 and 2013, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate of $284,406.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received grants in the amount of approximately NIS 135 million (approximately $36,000) for eligible investments made by Tower from 2006 to 2012.

Entitlement to the above grants is subject to various conditions stipulated by the criteria set forth in the certificate of approval issued by the Israeli Investment Center, as well as by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 9          -      INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of December 31,
	Useful Life	2014	2013
Facilities lease rights	5; 19	$15,699	$16,988
Technologies, patents and other rights	4;5;9	21,154	11,300
Trade name	9	3,499	2,146
Customer relationships	15	1,510	1,684
Others		175	275
		$42,037	$32,393

NOTE 10        -      OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2014	2013
Prepaid long-term land lease, net (see Note 16C)	$3,779	$3,899
Debenture issuance expenses and deferred financing charges	3,995	5,719
Prepaid expenses - long-term and others	2,244	1,929
	$10,018	$11,547

NOTE 11       -      OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2014	2013
Government payables	$7,344	$1,332
Capital leases	559	637
Interest payable in relation to debentures	2,207	3,727
TJP facility closure related accruals	4,603	--
Other	1,906	2,298
	$16,619	$7,994

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12        -     LONG-TERM LOANS FROM BANKS

A.	Composition

	As of December 31, 2014	As of December 31, 2013

In U.S. Dollars, see also B and C below	$120,155	$150,155
In JPY, see also D below	73,647	10,954
Total long-term loans from banks-principal amount	193,802	161,109
Fair value adjustments	(24,026)	(22,370)
Total long-term loans from banks	169,776	138,739
Current maturities	(10,000)	(30,000)
	$159,776	$108,739

B.	Facility Agreement with Tower

In 2014, Tower signed with the two largest Israeli banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks”), an amendment to its facility agreement according to which, as of December 31, 2014, Tower had an amount of approximately $101,000 of loan outstanding carrying an annual interest rate of USD LIBOR plus 3.90% (“Facility Agreement”) and outstanding letters of credit amounting to approximately $3,300.

The principal payments’ schedule of said loan is $10,000 during 2015, $14,000 during 2016, $56,000 during 2017 and approximately $21,000 during 2018.

Pursuant to the Facility Agreement, Tower has registered liens in favor of the Israeli Banks on substantially all of its present and future assets. The Facility Agreement restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 8B), without the prior consent of the Israeli Banks. The Facility Agreement also contains certain restrictive financial ratios and covenants. Satisfying these financial ratios and covenants is a material provision of the Facility Agreement. If, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, to, among other things, immediately repay all loans made by the Israeli Banks plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets. The Facility Agreement contains. among others, (i) a mechanism for early repayment of certain principal amounts based on excess cash flow Tower may incur; (ii) required financial ratios and covenants Tower has to meet, as well as definitions of event of defaults.

Loans received under the Facility Agreement, as amended to date, are presented at fair value, with changes in value reflected in the statements of operations, following adoption by the Company of ASC 825-10 “Fair Value Option” and Tower’s election to apply the fair value option to the Facility Agreement.

The effects of the Facility Agreement, as revised and amended, have been included in the measurement of the fair value of the loans at the relevant periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12        -     LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Asset-Based Revolving Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Credit Line Agreement”). Loans under the Credit Line Agreement bear interest at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz. The Credit Line Agreement contains customary covenants and other terms, including covenants, as well as customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility and foreclose on the collateral due immediately.

Borrowing availability under the Credit Line Agreement as of December 31, 2014 was approximately $54,000, of which approximately $24,000 has been utilized as of such date (including $19,100 through loans and approximately $5,000 through letters of credit).

As of December 31, 2014, Jazz was in compliance with all of the covenants under this facility.

D.	GE Capital Asset-Based Revolving Line

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen. Loans obtained under this credit line carried an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum.

In 2014, as part of the cessation of operations of TJP, the loan was fully repaid and the contract has been terminated.

As of December 31, 2013, the total availability amounted to approximately $25,000, of which approximately $11,000 was outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -      LONG-TERM LOANS FROM BANKS (cont.)

E.	Long Term Loan Agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT)

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it has borrowed approximately 8.8 billion Japanese Yen (approximately $74,000 as of December 31, 2014).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019. The loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic.

NOTE 13       -      DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	As of December 31, 2014
	Interest rate	2015	2016	2017	2018
Debentures Series D	8%	$5,796	$5,796	$--	$--
Debentures Series F	7.8%	58,626	58,626	--	--
Jazz’s 2010 Notes (as defined in D below)	8%	45,577	--	--	--
Jazz’s 2014 Notes (as defined in E below)	8%	--	--	--	42,889
		$109,999	$64,422	$--	$42,889

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (cont.)

A.	Composition by repayment schedule (carrying amount) (cont.):

The outstanding principal amounts of the debentures as of December 31, 2014 and 2013 were approximately $312,000 and $345,000, respectively, and following redemption of Jazz 2010 Notes described in D below and conversions of Series F described in C below, the outstanding principal amounts of all the company’s debentures has been reduced to approximately $208,000 as of February 15, 2015.

Tower debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement, see Note 16A(1), and to the government of Israel, see Note 8B. For details in regards to Jazz Notes, see E below.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

B.	Debentures Series D Issued in 2007

During 2007, Tower issued (i) $27,000 aggregate principal amount of long-term non-convertible debentures, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”).

Series D non-convertible debenture outstanding principal amounts as of December 31, 2014 and 2013, were approximately $12,000 and $20,000, respectively.

C.	Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures, which are fully linked to the US dollar, carry an interest rate of 7.8% per annum payable semiannually, which are repayable in two equal installments in December 2015 and December 2016. As of December 31, 2014 and 2013, the aggregate outstanding amount of such debentures was approximately $197,000 and $231,000, respectively. As of February 15, 2015, the aggregate outstanding amount of such debentures is approximately $138,000.

The debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 par value of debentures into one ordinary share.

The determination of the conversion ratio in September 2012 triggered the examination of whether a contingent beneficial conversion feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which was classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (Cont.)

C.	Debentures Series F (cont.)

The approximately $110,000 amount is being recorded as  accretion and amortization costs included in other  financing expenses, net from 2012 to 2016 (term of said debentures) using the effective interest method, resulting in  non-cash accretion and amortization costs included in other  financing expenses, net being recognized at increasing amounts over the term of the debentures. Any partial or full conversion of debentures F into ordinary shares will increase shareholders’ equity, will reduce debt liabilities and accelerate the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expenses in the period of conversion occurrence, which will be offset by lower financing expenses in the periods thereafter.

 Following conversions of approximately $34,000 of Series F debentures into ordinary shares that occurred in 2014, an amount of approximately $16,000 was recorded due to acceleration of accretion and amortization costs included in other financing expenses, net in the statements of operations report, which will result in future reduced financing expenses, improved profitability in the following periods, as well as reduced liabilities and increased shareholders’ equity. Any additional conversions during 2015 will have similar impact on the future financial statements; from January 1, 2015 to February 15, 2015, an additional approximately $59,000 of Series F debentures were converted into ordinary shares resulting in approximately $24,000 of accelerated accretion and amortization costs included in other financing expenses, as well as reduced liabilities and increased shareholders’ equity, which amount will further reduce future financing expenses and improve profitability in the following periods.

D.	Notes Issued By Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94,000 due 2015 (the “2010 Notes”). Interest on the 2010 Notes was a rate of 8% per annum was payable semiannually.

As of the approval date of this financial statements the 2010 Notes were fully redeemed through: (i) an early redemption of approximately $45,000 outstanding amount, as permitted by the terms of the indenture governing the 2010 Notes, completed in January 2015, thereby saving approximately $1,000 of interest payments; (ii) an Exchange Agreement as described in E below.

As of December 31, 2014, approximately $45,000, in principal amount of the 2010 Notes were outstanding, which were fully paid in January 2015. The outstanding balance of the 2010 Notes as of December 31, 2013 was $94,000, see also E.

E.	Jazz 2014 Notes Transaction

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain 2010 Notes holders (the “2014 Participating Holders”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 Notes that were originally due June 2015.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (Cont.)

E.	Jazz 2014 Notes Transaction (cont.)

Also in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled through cash or ordinary shares of Tower, in which event the conversion price is set to $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Wells Fargo Credit Line Agreement (see Note 12C above), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par plus accrued interest and a 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries. Jazz has not provided condensed consolidated financial information for such subsidiaries because the subsidiaries have no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and the subsidiaries of Jazz, other than the subsidiary guarantors, are minor.

As of December 31, 2014, approximately $58,000 principal amount of 2014 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the notes prior to the notes maturity, in a form satisfactory to Wells Fargo, would trigger a cross default under the Credit Line Agreement, , which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Credit Line Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (Cont.)

E.	Jazz 2014 Notes Transaction (cont.)

Jazz concluded that the exchange should not be recognized as a troubled debt restructuring in accordance with the provisions of ASC 470-60 "Modifications and Extinguishments". In accordance with the provisions of ASC 470-50, Jazz concluded that said exchange resulted in an extinguishment of the old debt and the issuance of a new convertible debt to be recorded at fair value. As described above, certain of the 2014 Notes were issued in exchange for certain of the 2010 Notes. Since the 2014 Notes were not traded and no quotes were available, Jazz determined the fair value of the 2014 Notes using the present value technique. The 2014 Exchange Agreement resulted in an expense of approximately $9,800, which has been recorded in the statement of operations report as non-cash one-time financing expense for the year ended December 31, 2014. The convertible feature has been measured as the difference between the fair value of the liability component and the fair value of the note as a whole, and recorded in equity in accordance with ASC 470-20.

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time, into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2014, there were no open exchange rate agreements.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government receivables. The Company's cash and cash equivalents are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

B.	Concentration of Credit Risks (cont.)

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2014 and 2013. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2014 and 2013, were approximately $402,000 and $319,000, respectively, compared to carrying amounts of approximately $217,000 and $215,000, for the above dates, respectively.

D.	Fair Value Measurements

Valuation Techniques:

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 2 Measurements:

Over the counter derivatives - the Company used the market approach using quotations from banks.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (cont.)

Level 3 Measurements:

Warrants - the Company utilized the Black Scholes Merton formula. The assumptions included in the Black-Scholes model were (i) the market price of Tower's shares, (ii) the exercise price of the warrant, (iii) risk-free interest, (iv) term available to exercise or redeem the security, and (v) the volatility of the share during the relevant term. The Company determines the volatility of its share using daily historical quotes of the share. The risk free interest rate is determined as the interest rate on governmental bonds with maturity commensurate with the term of the warrant.

Tower's loans - for Tower’s loans from the Israeli Banks, fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yields on similar traded debts.

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2014	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$77,029	$--	$--	$77,029
Others	34	--	--	34
	$77,063	$--	$--	$77,063

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2014 - at fair value	$108,685	$47
Loan Repayment	(30,000)	--
Total losses (gains) unrealized in earnings	(1,656)	(13)
As of December 31, 2014 - at fair value	$77,029	$34
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$(1,656)	$(13)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2013	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$108,685	$--	$--	$108,685
Others	(18)	--	(65)	47
	$108,667	$--	$(65)	$108,732

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2013 - at fair value	$106,645	$295
Total losses (gains) unrealized in earnings	2,040	(248)
As of December 31, 2013 - at fair value	$108,685	$47
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$2,040	$(248)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $10,214 and $12,282, respectively, as of December 31, 2014. Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $3,801, $3,756 and $3,450 for 2014, 2013 and 2012, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES (cont.)

A.	Employee Termination Benefits (cont.)

Labor agreements pertaining to the employees of TJP determine the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements is based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee is entitled to 50% of the termination benefits. TJP does not cover the termination liability through deposits to benefit funds.

Following the cessation of operations in TJP and the termination of employees, a portion of the accrued retirement was paid to employees and the remaining outstanding amount is payable in 2015. The outstanding retirement liability as of December 31, 2014 and 2013 was $22,133 and $49,385, respectively. TJP’s payments relating to employee termination benefits were $27,366 for 2014 and $ 924 for 2013.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefits funds that are responsible to invest the funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2014 amounted to $4,011.

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2014, 2013 and 2012 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net periodic benefit cost
Service cost	$24	$32	$146
Interest cost	118	126	399
Expected return on the plan’s assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(1,737)	(1,703)	(244)
Amortization of net (gain) or loss	(227)	(132)	--
Total net periodic benefit cost	$(1,822)	$(1,677)	$301
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$(91)	$(3,851)
Net (gain) or loss for the period	558	(668)	(1,355)
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	1,737	1,703	244
Amortization of net gain or (loss)	227	132	--
Total recognized in other comprehensive income (expense)	$2,522	$1,076	$(4,962)
Total recognized in net periodic benefit cost and other comprehensive income	$700	$(601)	$(4,661)
Weighted average assumptions used:
Discount rate	5.20%	4.30%	5.20%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	7.75%/25.00%	8.25/35.00%	8.25/35.00%
Ultimate rate (Pre-65/Post-65)	5.00%/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2022/2022	2022/2022	2022/2022
Measurement date	December 31, 2014	December 31, 2013	December 31, 2012

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

A.	Jazz Employee Benefit Plans (cont.)

Post-retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2014:

	Increase	Decrease
Effect on service cost and interest cost	$10	$(8)
Effect on postretirement benefit obligation	$254	$(198)

The components of the change in benefit obligation, change in plan assets and funded status for postretirement medical plan are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Change in benefit obligation:
Benefit obligation at beginning of period	$2,317	$2,995	$7,749
Service cost	24	32	146
Interest cost	118	126	399
Benefits paid	(40)	(77)	(93)
Change in plan provisions	--	(91)	(3,851)
Actuarial gain	558	(668)	(1,355)
Benefit obligation end of period	$2,977	$2,317	$2,995
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	40	77	93
Benefits paid	(40)	(77)	(93)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(2,977)	$(2,317)	$(2,995)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.            Jazz Employee Benefit Plans (cont.)

Post-retirement Medical Plan (cont.)

	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(83)	(89)	(132)
Non-current liabilities	(2,894)	(2,228)	(2,863)
Net amount recognized	$(2,977)	$(2,317)	$(2,995)
Weighted average assumptions used:
Discount rate	4.30%	5.20%	4.30%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	7.00%/20.00%	7.75/25.00%	8.25/35.00%
Ultimate rate (Pre 65/ Post 65)	4.50%/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2025/2022	2022/2022	2022/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2015	$83
2016	76
2017	96
2018	114
2019	125
2020 - 2024	$699

Jazz adopted several changes to the postretirement medical plan in 2012 that cumulatively reduced obligations by approximately $3,900. The changes in the plan will be implemented through 2015 and include the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net periodic benefit cost
Service cost	$--	$--	$--
Interest cost	796	732	761
Expected return on plan assets	(1,257)	(948)	(817)
Amortization of transition obligation(asset)	--	--	--
Amortization of prior service costs	3	--	--
Amortization of net (gain) or loss	--	97	70
Total net periodic benefit cost	$(458)	$(119)	$14
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$93	$--
Net (gain) or loss for the period	3,117	(4,696)	1,000
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(3)	--	--
Amortization of net gain or (loss)	--	(97)	(70)
Total recognized in other comprehensive income (expense)	$3,114	$(4,700)	$930
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$2,656	$(4,819)	$944
Weighted average assumptions used:
Discount rate	5.10%	4.30%	5.10%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Transition obligation (asset)	$--	$--	$--
Prior service cost	3	3	--
Net actuarial (gain) or loss	$31	$--	$97

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Change in benefit obligation:
Benefit obligation at beginning of period	$15,873	$17,272	$15,134
Service cost	--	--	--
Interest cost	796	732	761
Benefits paid	(532)	(437)	(293)
Change in plan provisions	--	93	--
Actuarial loss (gain)	3,167	(1,787)	1,670
Benefit obligation end of period	$19,304	$15,873	$17,272
Change in plan assets
Fair value of plan assets at beginning of period	$16,652	$12,543	$10,842
Actual return on plan assets	1,307	3,857	1,488
Employer contribution	709	689	506
Benefits paid	(532)	(437)	(293)
Fair value of plan assets at end of period	$18,134	$16,652	$12,543
Funded status	$(1,170)	$779	$(4,729)
Accumulated benefit obligation	$19,304	$15,873	$17,272
Amounts recognized in statement of financial position
Non-current assets	$--	$779	$--
Current liabilities	--	--	--
Non-current liabilities	(1,170)	--	(4,729)
Net amount recognized	$(1,170)	$779	$(4,729)
Weighted average assumptions used
Discount rate	4.20%	5.10%	4.30%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2015	$600
2016	670
2017	743
2018	809
2019	864
2020 - 2024	$5,150

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2014:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$18,134	$--
Total plan assets at fair value	$--	$18,134	$--

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2013:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$16,652	$--
Total plan assets at fair value	$--	$16,652	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2014, by asset category are as follows:

Asset Category:	December 31, 2014	Target allocation 2015
Equity securities	60%	60%
Debt securities	40%	40%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by Jazz in accordance with the policy goals of the investments managements. Actual allocation to each asset category fluctuates and might be outside the target range due to changes in market conditions.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -      EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if management's estimates are not consistent with actual investment performance.

NOTE 16       -       COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Facility Agreement

Liens

The Company has liens on its assets. For Liens regarding Tower's Facility Agreement, see Note 12B; for liens relating to Jazz Credit Line Agreement, see Note 12C.

Offer by the Israeli Banks

If one or more of certain bankruptcy related events occur, the Israeli Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 30% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this as stipulated in the Facility Agreement as amended.

For further details in regard to the Facility Agreement, see Note 12B.

(2)	Approved Enterprise Status For details regarding Approved Enterprise Status relating to Fab 2, see Note 20A and Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -      COMMITMENTS AND CONTINGENCIES (cont.)

B.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

C.	Leases

Tower’s administrative offices and corporate headquarters, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2014.

Jazz leases its fabrication facilities under lease contracts that may be extended until 2027, through the exercise of options at Jazz’s sole discretion to extend the lease periods from 2017 to 2022 and from 2022 to 2027. In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations. In addition, the most recent lease amendment set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Aggregate rental expense under Jazz operating leases, was approximately $2,600 for the year ended December 31, 2014 and approximately $2,400 for each of the years ended 2013 and 2012, respectively.

Future minimum payments under non-cancelable operating building lease are as follows:

	2015	2016	2017	2018	2019	Total
Operating leases	$2,665	$2,674	$851	$413	$383	$6,986

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -      COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

In 2014, TPSCo entered into a 5-year lease agreement with Panasonic to lease the building and facilities of its 3 fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided  thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under non-cancelable operating building and facilities lease are as follows:

	2015	2016	2017	2018	2019	Total
Operating leases	$13,273	$12,771	$11,558	$10,913	$2,590	$51,105

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and state and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company is not aware of any noncompliance with the terms of said permits and licenses.

F.	Trusted Foundry Manufacturer for the Defense Security Service of the United States Department of Defense and Special Security Agreement with DSS

In connection with the company’s aerospace and defense business, its facility in New Port Beach, CA, has a security clearance and a trusted foundry status. It is considered a “Trusted Foundry” under the U.S Government and aerospace and defense business definitions. Since 2008, the Company and Jazz have worked with the Defense Security Service of the United States Department of Defense ("DSS") to re-gain the company’s trusted foundry clearance and mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto by creating Jazz Semiconductor Trusted Foundry ("JSTF") as a subsidiary of Jazz (which is a subsidiary of the Company) and limiting possession of all classified information solely to JSTF. Tower and Jazz have further agreed to operate JSTF under a special security agreement signed with DSS.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16       -       COMMITMENTS AND CONTINGENCIES (cont.)

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2014. For details in regard to Investment Center grants, see Note 8B.

NOTE 17       -      SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2014, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 58 million were issued and outstanding (net of approximately 0.1 million ordinary shares held by Tower as of such date). Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders. In August 2012, Tower completed a reverse split of its ordinary shares at a ratio of 1 for 15. Proportional adjustments were made to all of Tower’s outstanding convertible securities. All numbers of shares and other convertible securities of the Company in these financial statements is post- reverse share split.

B.	Share Option Plans

(1)	General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the exercise price will not be lower than the nominal value of the Shares, the options (i) are granted at an exercise price which equals either the closing market price of the ordinary shares immediately prior to the date of grant, or, in relation to grants made from September 2013 , an average of the closing price during the thirty trading days immediately prior to the date of grant, (ii) vest over up to a three or four year period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

Except for those plans described below, as of December 31, 2014, there are approximately 0.4 million options outstanding under the Company’s option plans (the "Old Plans").

No further options may be granted under Old Plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009, the Company adopted new share incentive Plans for directors officers, employees and its subsidiaries. Options were granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three-year period, and are not exercisable beyond seven years from the grant date.

As of December 31, 2014, approximately 1.3 million options were outstanding under the 2009 Plans.

(3)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive Plan for directors, officers, employees and its subsidiaries. Options granted under the plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date.

As of December 31, 2014, approximately 5.7 million options were outstanding under the 2013 Plan. Further grants may be approved subject to Compensation Committee, Board of Directors and shareholders’ approval as may be required by law.

(4)	Independent Directors’ Option Plan

In January 2007, our shareholders approved, following approval by the Audit Committee and Board, the grant to each independent director of the Company who is not affiliated with our major shareholders and is not an employee of the Company (“Independent Director”) a grant of 10,000 initial options to purchase Tower’s ordinary shares at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant. The initial options vest over 3 years.

Upon the third anniversary of the initial grant of options to an Independent Director, each such Independent Director shall be granted an additional 10,000 options to purchase Tower’s ordinary shares, which will vest over 3 years. The exercise price shall be the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the relevant options as the case may be, first vested.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(4)	Independent Directors’ Option Plan (cont.)

As of December 31, 2014, approximately 0.1 million options were outstanding under the Independent Directors’ plan. No further grants are made under this plan since September 2013.

(5)	Summary of the Status of all the Company’s Employee and Director Share Options

	2014		2013		2012
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	8,066,749	$6.31	4,351,487	$15.21	4,483,793	$14.97
Granted	746,431	5.81	5,402,961	4.54	30,336	12.64
Exercised	(762,607)	4.36	(23,932)	4.35	(125,260)	4.36
Terminated	(30,901)	35.40	(4,273)	52.79	(411)	63.57
Forfeited	(482,453)	5.86	(1,659,494)	23.76	(36,971)	20.23
Outstanding as of end of year	7,537,219	6.37	8,066,749	6.31	4,351,487	15.21
Options exercisable as of end of year	1,834,281	$11.54	2,419,180	$9.03	3,553,662	$14.28

(6)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2014:

Outstanding as of December 31, 2014				Exercisable as of December 31, 2014
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$3.15	10,000	5.25	$3.15	10,000	$3.15
4.35-13.20	6,733,734	5.27	4.81	1,030,796	5.39
15.90-20.85	418,202	3.34	16.85	418,202	16.85
$21.00-32.25	375,283	2.37	$22.76	375,283	$22.76
	7,537,219			1,834,281

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(6)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2014	2013	2012
The intrinsic value of options exercised	$3,680	$42	$927
The original fair value of options exercised	$2,661	$158	$819

Stock-based compensation expenses were recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2014	2013	2012
Component of income before provision for income taxes:
Cost of revenue	$753	$597	$902
Research and development, net	1,034	527	714
Selling, general and administrative	2,897	1,658	4,121
Stock-based compensation expense	$4,684	$2,782	$5,737

(7)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2014, 2013 and 2012 to employees and directors amounted to $3.10, $2.10 and $6.00 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2014, 2013 and 2012 (all in weighted averages):

	2014	2013	2012
Risk-free interest rate	1.3%-1.8%	0.8%-1.8%	0.6%-1.0%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected annual volatility	47%-57%	51%-65%	52%-55%
Expected dividend yield	None	None	None

Risk free interest rate - is based on yield curve rates published by the US Department of Treasury.

Expected life of options - is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility - is based on the volatility of the Tower’s ordinary share prior to the options grant for the term identical to expected life.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -       SHAREHOLDERS’ EQUITY (cont.)

C.	Equity-Equivalent Capital Notes and Banks’ Warrants

All issued and outstanding equity equivalent capital notes, totaling approximately 4.5 million as of December 31, 2014, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2014, Bank Hapo’alim is the sole holder of such capital notes (Bank Le’umi and Israel Corporation, which previously held such capital notes, converted the entire quantities they had to ordinary shares through 2014, and have no capital notes as of December 31, 2014).

As of December 31, 2014, the Israeli Banks hold a total of approximately 0.7 million warrants received under the Facility Agreement exercisable until December 2018, at various exercise prices between $10.50 and $92.55 per share.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

According to the Facility Agreement, as amended to date, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

F.	Warrants J and Warrants 7

In connection with the issuance of the Jazz 2010 Notes, the note holders received warrants (“Warrants J”), which are exercisable for up to approximately 1.7 million Tower ordinary shares based on an exercise price of $25.50 per one ordinary share, for a period until June 2015.

In connection with the issuance of Series F Debentures in 2012, the debenture holders received warrants (“Warrants 7”), which were exercisable during a period of two years starting on March 2, 2014 and ending on March 1, 2016 for up to approximately 1.9 million ordinary shares of Tower based on an exercise price of approximately $7.2 per one ordinary share. As of December 31, 2014, following exercises occurred through 2014, Warrants 7 are exercisable for up to approximately 1.1 million ordinary shares of Tower.

G.	Securities Issuance Pursuant to the Acquisition of TJP

As part of the acquisition of TJP on June 2011, the Company had issued 1.3 million ordinary shares to Micron. Those shares were subject to a lock-up arrangement, which expired on June 3, 2013.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17       -      SHAREHOLDERS’ EQUITY (cont.)

H.	Rights Offering

In June 2013, the Company distributed to its shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $19,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 Warrants exercisable by June 2017 for the purchase of ordinary shares for a cash payment to Tower of $7.33 per share. As of December 31, 2014, following conversions occurred through 2014, the outstanding Series 9 Warrants are exercisable for up to approximately 5.1 million ordinary shares of Tower.

I.	Debentures

With regard to Debentures, see Notes 13C and 13E.

NOTE 18       -       INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2014	2013	2012
USA	45%	77%	81%
Japan	40	2	1
Asia *	11	14	13
Europe *	4	7	5
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18       -      INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

B.	Property and equipment, net - by Geographic Area

Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2014	2013
Israel	$145,816	$180,976
United States	66,953	75,040
Japan	206,342	94,023
Total	$419,111	$350,039

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2014 and 2013, consist of the following customers:

	As of December 31,
	2014	2013
Customer 1	35%	--%
Customer 2	16%	9%
Customer 3	--%	20%

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2014	2013	2012
Customer A	38%	--%	--%
Customer B	7	27	43
Other customers (*)	16	16	10

(*)	Represents sales to two different customers accounted for between 7% and 9% of sales during 2014 and 2013 and to two different customers accounted for between 4% and 6% of sales during 2012.

NOTE 19       -      INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expenses, Net

Interest expenses net, for the years ended December 31, 2014, 2013 and 2012 were $33,409, $32,971 and $31,808, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 19       -      INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET (cont.)

B.	Other Financing Expenses, Net

Other financing expenses, net consist of the following:

	Year ended December 31,
	2014	2013	2012
Debentures Series F accretion and amortization including accelerated accretion associated with Debentures Series F (see Note 13C above)	$39,494	$13,113	$5,365
Jazz Notes accretion and amortization	9,307	6,770	5,705
Jazz 2014 Exchange Agreement related financing costs, see Note 13E	9,817	--	--
Changes in fair value (total level 3 changes in fair value as reported in Note 14D)	(1,669)	1,792	10,827
Changes in fair value on debentures, derivatives and warrants - other than level 3	--	--	1,284
Exchange rate difference	(5,352)	4,038	2,707
Other	3,807	2,125	1,695
Other financing expenses, net	$55,404	$27,838	$27,583

NOTE 20       -      INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2014. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 26.5% in 2014 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the letter of approval regarding Tower's facilities and other capital investments' approved enterprise status (“Ktav Ishur”), as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements; See Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -       INCOME TAXES (cont.)

B.	The company’s Income Tax provision is as follows

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Current tax expense (benefit):
Foreign	$2,814	$(534)	$(1,800)
Total current	2,814	(534)	(1,800)
Deferred tax expense (benefit):
Foreign	(27,556)	(8,854)	9,126
Total deferred	(27,556)	(8,854)	9,126
Income tax provision (benefit)	$(24,742)	$(9,388)	$7,326

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Profit (loss) before taxes
Domestic	$78,677	$(90,497)	$(83,049)
Foreign	(104,791)	(26,551)	20,106
Total income (loss) before taxes	$(26,114)	$(117,048)	$(62,943)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2014	2013
Net deferred tax benefit - current
Net operating loss carryforwards	$938	$2,026
Employees benefits and compensation	5,170	4,003
Debt discount	1,253	--
Accruals, reserves and others	3,809	2,760
	11,170	8,789
Valuation allowance	(3,354)	(2,779)
Total net current deferred tax benefit	$7,816	$6,010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -       INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

	As of December 31,
	2014	2013
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$320,954	$284,446
Employees benefits and compensation	2,663	4,605
Research and development	1,940	2,005
Others	1,237	1,212
	326,794	292,268
Valuation allowance	(293,670)	(255,899)
	$33,124	$36,369
Deferred tax liability - depreciation and amortization	(30,293)	(41,255)
Deferred tax related to gain on acquisition	(66,722)	--
Intangible assets	(6,318)	(6,929)
Debt discount	(4,200)	(884)
Others	(869)	(912)
Total net long-term deferred tax liability	$(75,278)	$(13,611)

Deferred tax asset in the amounts of $7,816 and $6,010 as of December 31, 2014 and 2013, respectively are presented in other current assets.

Deferred tax liability in the amounts of $75,278 and $13,611 as of December 31, 2014 and 2013, respectively, are presented in deferred tax liability.

The Company establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidence. Jazz's state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more likely than not to be realized and Tower has determined that its deferred tax assets are not more likely than not to be realized during the coming years.

On December 31, 2014 and 2013, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $297,024 and $258,678, respectively, to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2014	$25,676
Additions for tax positions of current year	51
Reductions for tax positions of prior year	--
Translation differences	(766)
Balance at December 31, 2014	$24,961

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -      INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Unrecognized tax benefits
Balance at January 1, 2013	$27,414
Additions for tax positions of current year	12
Reductions for tax positions of prior year	(371)
Translation differences	(1,379)
Balance at December 31, 2013	$25,676

Unrecognized tax benefits
Balance at January 1, 2012	$32,377
Reductions for tax positions of prior year	(275)
Translation differences	(719)
Settlements	(3,969)
Balance at December 31, 2012	$27,414

The statute of limitation with respect to Jazz’s tax year 2010 is expected to expire in March 2015, unless further extended by the US tax authorities. The expiration of the statute of limitation will result in cancelation of the respective unrecognized tax benefit for such year in the amount of approximately $11,000.

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2014	2013	2012
Tax expense (benefit) computed at statutory rates	$(6,920)	$(29,262)	$(15,736)
Effect of different tax rates in different jurisdictions	(18,453)	1,408	7,514
Gain on acquisition of TPSCo	(33,280)	-	-
Tax benefits for which deferred taxes were not recorded	27,757	20,139	15,955
Permanent differences and other, net	6,154	(1,673)	(407)
Income tax provision (benefit)	$(24,742)	$(9,388)	$7,326

E.	Net Operating Loss Carry forward

On December 31, 2014, Tower had net operating loss carry forwards for tax purposes of approximately 1.4 billion USD which may be carried forward for an unlimited period of time.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -      INCOME TAXES (cont.)

E.	Net Operating Loss Carry forward (cont.)

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 for the use in its tax return. On December 31, 2014, Jazz had federal net operating loss carry forwards of approximately $31,000 that will begin to expire in 2022, unless previously utilized. On December 31, 2014, Jazz had state net operating loss carry forward of approximately $141,000. The state tax loss carry forwards is expected to start expiring from 2015 onwards.

At December 31, 2014, TJP had net operating loss carry forwards of approximately $9,000 which are expected to expire in 2015 following the decision to cease TJP operations.

At December 31, 2014, TPSCo had operating loss carry forwards of approximately $12,000 which are expected to expire in 2023.

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2010 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

In 2013, the U.S. tax authorities commenced an audit of Jazz’s 2011 tax returns, and asked Jazz for certain reports and data in connection with said year’s tax returns. During September 2014, Jazz received correspondence from the U.S. tax authorities that they accepted the 2011 federal tax returns as filed without any audit adjustments.

Jazz is no longer subject to U.S. federal income tax examinations for years before 2010; state and local income tax examinations before 2010; and foreign income tax examinations before 2011. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final tax assessments.

TPSCo was established in March 2014 and has not yet filed any annual tax report.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21       -      RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances
	The nature of the relationships involved	As of December 31,
		2014	2013
Long-term investment	Equity investment in a limited partnership	$44	$60
Trade accounts payable	Trade accounts payable	$62	$90

B.	Transactions
	Description of the transactions	Year Ended December 31,
		2014	2013	2012
Sales	Sales to a limited partnership	$--	$59	$431
Cost of revenues	Purchase of services and goods from affiliates of a major shareholder	$14,883	$3,379	$2,853
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$221	$311	$238
Other expense (income), net	Equity loss (profit) in a limited partnership	$16	$144	$(184)

NOTE 22       -      ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America, The Company has followed accounting principles of the US GAAP, both for internal as well as external purposes, and since 2007 its main reporting was under US GAAP. Since the Company was an affiliate of Israel Corporation, Ltd., a public holding company traded in TASE, reporting under International Financial Reporting Standards rules (“IFRS”), during the years before and including 2014, and has become in January 2015 an affiliate of Kenon Holdings, Ltd., a public holding company traded in NYSE and TASE reporting under the IFRS, the Company is providing on a voluntary basis a reconciliation from U.S. GAAP to IFRS as detailed below (condensed balance sheet, statement of operations and additional information). IFRS differs in certain significant aspects from U.S. GAAP. The primary differences between US GAAP and IFRS related to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

A.	Goodwill

Adjustment arising from Goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower’s stocks. Under US GAAP the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS the consideration was measured according to Tower's share price at closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently no purchase price was allocated to Goodwill under IFRS.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22       -      ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

B.	Financial instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that have been determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39 such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, in which date such conversion feature was classified to equity

C.	Pension plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715 prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior year service cost is recorded to the profit and lost statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

D.	Termination Benefits

Adjustment arising from benefits to be granted to certain Company officials upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712 such benefits are recorded in earlier periods based on probability of occurrence.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
BALANCE SHEETS RECONCILIATION OF US GAAP TO IFRS (CONDENSED)
(dollars in thousands)

E.	Balance sheet in accordance with IFRS

		As of December 31, 2014
	remark	US GAAP	Adjustments	IFRS

A S S E T S

CURRENT ASSETS		$394,084	$--	$394,084

PROPERTY AND EQUIPMENT, NET		419,111	--	419,111

LONG TERM ASSETS	I,J	70,951	(10,412)	60,539

TOTAL ASSETS		$884,146	$(10,412)	$873,734

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	K	$300,325	$25,622	$325,947

LONG-TERM LIABILITIES	L,M	388,260	24,075	412,335

Total liabilities		688,585	49,697	738,282

TOTAL EQUITY	G,H	195,561	(60,109)	135,452

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$884,146	$(10,412)	$873,734

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS RECONCILIATION OF US GAAP TO IFRS  (CONDENSED)
(dollars in thousands)

F.	Profit and loss in accordance with IFRS

	Year ended December 31, 2014
	US GAAP	Adjustments	IFRS

PROFIT BEFORE INCOME TAX AND EXCLUDING OTHER FINANCING EXPENSE, NET	$29,290	$(905)	$28,385

OTHER FINANCING EXPENSE, NET	(55,404)	21,556	(33,848)

LOSS BEFORE INCOME TAX BENEFIT	(26,114)	20,651	(5,463)

INCOME TAX BENEFIT	24,742	--	24,742

PROFIT (LOSS)	(1,372)	20,651	$19,279

NET LOSS ATTRIBUTABLE TO NON CONTROLLING INTEREST	5,635	--	5,635

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$4,263	$20,651	$24,914

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of net loss from US GAAP to IFRS:

	Year ended December 31,
	2014	2013	2012
Net profit (loss) in accordance with US GAAP	$4,263	$(107,660)	$(70,269)
Financial Instruments	21,556	(1,619)	4,232
Pension plans	(1,314)	(1,166)	--
Termination Benefits	409	106	126
Net loss in accordance with IFRS	$24,914	$(110,339)	$(65,911)

H.	Reconciliation of shareholders’ equity from US GAAP to IFRS:

	As of December 31,
	2014	2013
Shareholders’ equity in accordance with US GAAP	$195,561	$141,248
Financial Instruments	(54,656)	(71,368)
Termination Benefits	1,547	1,138
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$135,452	$64,018

I.	Reconciliation of goodwill from US GAAP to IFRS:

	As of December 31,
	2014	2013
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of other assets from US GAAP to IFRS:

	As of December 31,
	2014	2013
Other assets in accordance with US GAAP	$10,018	$11,547
Financial Instruments	(3,412)	(4,860)
Other assets in accordance with IFRS	$6,606	$6,687

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22       -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of short term bank debt and current maturities of loans and debentures from US GAAP to IFRS:

	As of December 31,
	2014	2013
Short term bank debt and current maturities of loans and debentures in accordance with US GAAP	$119,999	$36,441
Financial Instruments	25,622	(93)
Short term bank debt and current maturities of loans and debentures in accordance with IFRS	$145,621	$36,348

L.	Reconciliation of long term debentures from US GAAP to IFRS:

	As of December 31,
	2014	2013
Long term debentures in accordance with US GAAP	$107,311	$208,146
Financial Instruments	25,622	66,508
Long term debentures in accordance with IFRS	$132,933	$274,654

M.	Reconciliation of other long term liabilities from US GAAP to IFRS:

	As of December 31,
	2014	2013
Other long term liabilities in accordance with US GAAP	$22,924	$21,703
Termination Benefits	(1,547)	(1,138)
Other long-term liabilities in accordance with IFRS	$21,377	$20,565

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